10025572

FEB 22 2010

503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zimbalist Smith Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

695 SW Mill View Way
(No. and Street)

Bend	OR	97702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Zimbalist-Smith (541)330-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harrigan Price Fronk & Co. LLP
(Name – *if individual, state last, first, middle name*)

975 SW Colorado Avenue, Suite 200	Bend	OR	97702
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Zimbalist-Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zimbalist Smith Investments, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANGELA G BROWN
NOTARY PUBLIC-OREGON
COMMISSION NO. 431608
MY COMMISSION EXPIRES AUG. 22, 2012

Signature

Member/Owner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZIMBALIST SMITH INVESTMENTS, LLC
(S.E.C. I.D. NO. 8-28971)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2009

Filed pursuant to Rule 17a-5(e) (3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

ZIMBALIST SMITH INVESTMENTS, LLC

TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2009

Page

HARRIGAN PRICE FRONK & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

John P. Harrigan, CPA
Wesley B. Price III, CPA
Candace S. Fronk, CPA

975 SW Colorado
Suite 200
Bend, OR 97702

Tel (541) 382-4791
Fax (541) 388-1124

www.bendcpa.com
email@bendcpa.com

INDEPENDENT AUDITORS' REPORT

To the Members
Zimbalist Smith Investments, LLC
Bend, Oregon

We have audited the accompanying financial statements of Zimbalist Smith Investments, LLC (the Company), as of and for the year ended December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Harrigan Price Fronk & Co LLP

February 1, 2010

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	5,961
Deposit with clearing organization		49,445
Receivable from clearing organization		22,807
Prepaid expenses		5,154
Furniture and equipment, net of accumulated depreciation of $22,020		3,456
TOTAL ASSETS	$	86,823

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	1,384
MEMBERS' EQUITY		85,439
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	86,823

See notes to financial statements

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

REVENUES		
Trading commissions	$	169,778
Real estate commissions		9,627
Interest and dividends		29
		179,434
EXPENSES		
Clearance fees		39,596
Commissions		333
Auto expense		1,572
Donations		50
Depreciation		2,252
Gifts		575
Health insurance		7,495
Insurance		6,739
Maintenance		2,983
Office supplies and expense		1,811
Professional services		5,750
Rent		7,800
Regulatory and other fees		3,518
Subscriptions		6,311
Telephone and utilities		4,008
Travel and entertainment		8,376
Other		825
		99,994
NET INCOME	$	79,440

See notes to financial statements

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 79,440
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	2,252
Changes in current assets and liabilities	
Receivable from clearing organization	(14,598)
Prepaid expenses	1,569
Accounts payable and accrued expenses	(780)
NET CASH PROVIDED BY OPERATING ACTIVITIES	67,883
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of fixed assets	(1,588)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(1,588)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	(75,361)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(75,361)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,066)
CASH AND CASH EQUIVALENTS - Beginning of year	64,472
CASH AND CASH EQUIVALENTS - End of year	$ 55,406

See notes to financial statements

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2009

		Members' Capital
BALANCE - January 1, 2009	$	81,360
Net Income		79,440
Distributions		(75,361)
BALANCE - December 31, 2009	$	85,439

See notes to financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Zimbalist Smith Investments, LLC (the Company), operates in central Oregon as a registered securities broker-dealer and a registered investment adviser with the Securities and Exchange Commission (SEC). It is also a member of the National Association of Securities Dealers (NASD). The Company is also licensed to broker real estate.

In 1998, the members of the Company reorganized as an Oregon Limited Liability Company (LLC). According to the operating agreement, each member's liability is limited for any loss caused by the manager if the manager, in good faith, determined that the course of conduct was in the best interest of the Company and such course of conduct did not constitute intentional wrongful misconduct.

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on the straight-line basis over estimated useful lives of three to ten years.

Commissions and Clearance Fees

Commissions and related clearance fees are recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – STATEMENT OF CASH FLOWS – SUMMARY OF CASH AND NON-CASH ITEMS

The Company considers cash deposits with financial institutions and highly liquid investments with original maturities of three months or less as cash and cash equivalents for the purpose of reporting cash flows. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of the instruments.

The Company did not pay any interest or income taxes during 2009.

NOTE 3 – DEPOSIT WITH CLEARING ORGANIZATION

The Company has a cash deposit maintained with Northeast Securities, Inc., in the amount of $49,445 at December 31, 2009. This balance is included in cash and cash equivalents for the purpose of reporting cash flows.

The Company has a sub-clearance agreement with Northeast Securities, Inc., to act as the exclusive securities clearing agent on a fully disclosed basis through JP Morgan. JP Morgan maintains all of the customer accounts of the Company.

Part of this agreement requires the Company to maintain in their deposit account cash or securities having a market value of $50,000. Due to a money market fund (which makes up $2,590 of their deposit) falling below $1 per share, the balance at December 31, 2009, was $49,445. The next scheduled distribution for this fund is February 2010 when the Fund will incrementally release deposit funds with a Net Asset Value of $.99. As the Company's investment in this fund was frozen at December 31, 2008, any liquidation is expected to be at the next valuation, bringing the total deposit value up to $50,269.

NOTE 4 – NET CAPITAL

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2009, the Company was required to maintain net capital of $5,000; its net capital and net capital ratio were $75,830 and .02 to 1, respectively.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company receives the majority of its commissions through Northeast Securities, Inc. Accounts receivable from Northeast Securities, Inc., totaled $22,807at December 31, 2009. The Company does not require collateral on its accounts receivable. A cash balance is also deposited with Northeast Securities, Inc., (Note 3).

NOTE 6 – INCOME TAXES

The Company is taxed as a partnership under the provisions of Subchapter K of the Internal Revenue Code. Under those provisions, the Company does not pay income taxes on its taxable income. Instead, the members are liable for individual income taxes on their respective shares of income.

NOTE 6 – INCOME TAXES – CONTINUED

On January 1, 2009, the Company adopted new accounting guidance related to uncertain income tax positions. The Company will recognize in its financial statements the benefit of a tax position when it believes that tax position will more likely than not be sustained on audit based on the technical merits of the position. For an organization taxed as a partnership, uncertain tax positions could include its status as a pass-through entity in certain taxing jurisdictions. The Company has concluded that it had no unrecognized income tax benefits at January 1, 2009, or December 31, 2009, and it has no tax positions for which it estimates a significant change over the next 12 months.

The Company is subject to examination by state and federal tax authorities. If such examinations result in changes to taxable income, the tax liability of the partners could be changed accordingly. With few exceptions, the Company is no longer subject to examination by major taxing authorities for years before 2006.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 10, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

ZIMBALIST SMITH INVESTMENTS, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2009

MEMBERS' CAPITAL	$ 85,439
DEDUCTION	
Non-allowable assets	
Prepaid expenses	5,154
Furniture and equipment, net	3,456
Money market funds	999
	9,609
NET CAPITAL	$ 75,830
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 1,384
MINIMUM NET CAPITAL REQUIREMENT (greater of $5,000 or 6.67% of aggregate indebtedness)	$ 5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 70,830
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.02 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company Part II (unaudited) FOCUS report	$ 75,830

ZIMBALIST SMITH INVESTMENTS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

HARRIGAN PRICE FRONK & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

John P. Harrigan, CPA
Wesley B. Price III, CPA
Candace S. Fronk, CPA

975 SW Colorado
Suite 200
Bend, OR 97702

Tel (541) 382-4791
Fax (541) 388-1124

www.bendcpa.com
email@bendcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Members
Zimbalist Smith Investments, LLC
695 SW Mill View Way, Suite 103
Bend, Oregon 97702

In planning and performing our audit of the financial statements of Zimbalist Smith Investments, LLC (the Company), for the year ended December 31, 2009, on which we issued our report dated February 1, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verification and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the SEC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our consideration of internal control was for the limited purpose described in the first two paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses and other deficiencies that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

We consider the following deficiency in the Company's internal control to be a material weakness:

> Management has the responsibility for ensuring that the Company's financial statements are prepared in conformity with generally accepted accounting principles (GAAP) including adequate disclosures and proper application of new accounting standards. Management currently relies on the auditor to determine proper GAAP treatment and presentation of financial information for external financial reporting. Adequate internal control over financial reporting, however, requires that management meet this responsibility through individuals within the Company or, where appropriate, other consultants, excluding its independent auditor. As the auditor, we may provide technical assistance to aid management in the proper application of GAAP but it must make its own informed decisions about how and when accounting principles apply to the Company and how they should be presented on the Company's financial statements. The Company personnel or consultant responsible for ensuring proper financial reporting should have an appropriate level of accounting experience, adequate training and access to the necessary technical resources. We recommend that the Company consider its options for improving or outsourcing its expertise in GAAP and financial reporting and weigh the related costs with the benefits that could be derived from correcting this matter. We understand that management has determined that the costs outweigh the benefits at this time.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

These deficiencies were considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the 2009 financial statements and this report does not affect our report on these financial statements dated February 1, 2010.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the conditions noted herein, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Harrigan Price Fronk & Co. LLP

Harrigan Price & Fronk & Co. LLP

February 1, 2010

HARRIGAN PRICE FRONK & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

ZIMBALIST SMITH INVESTMENTS, LLC
(S.E.C. I.D. NO. 8-28971)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2009